EXHIBIT 12

The New York Times Company Ratio of Earnings to Fixed Charges (Unaudited)

	For the Years Ended
(In thousands, except ratio)	December 31, 2006	December 25, 2005 (Restated)	December 26, 2004 (Restated)	December 28, 2003 (Restated)	December 29, 2002 (Restated)
Earnings from continuing operations before fixed charges
(Loss)/income from continuing operations before income taxes and income/loss from joint ventures	$(571,262)	$397,495	$429,065	$464,851	$452,517
Distributed earnings from less than fifty-percent owned affiliates	13,375	9,132	14,990	9,299	6,459
Adjusted pre-tax earnings from continuing operations	(557,887)	406,627	444,055	474,150	458,976
Fixed charges less capitalized interest	69,245	64,648	54,222	56,886	59,225
Earnings from continuing operations before fixed charges	$(488,642)	$471,275	$498,277	$531,036	$518,201
Fixed charges
Interest expenses, net of capitalized interest	$58,581	$53,630	$44,191	$46,704	$48,697
Capitalized interest	14,931	11,155	7,181	4,501	1,662
Portion of rentals representative of interest factor	10,664	11,018	10,031	10,182	10,528
Total fixed charges	$84,176	$75,803	$61,403	$61,387	$60,887
Ratio of earnings to fixed charges(*)	–	6.22	8.11	8.65	8.51

Note: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report on Form 10-K.

(*)  Earnings were inadequate to cover fixed charges by $573 million for the year ended December 31, 2006, as a result of a non-cash impairment charge of $814.4 million ($735.9 million after tax).

P.120 2006 ANNUAL REPORT